SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 11, 2003

                           __________________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey

                           __________________________
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:   Form on Announcement of special situations regarding letter dated
              February 25, 2003 by the Savings Deposit Insurance Fund (SDIF) of
              Banking Regulation and Supervision Agency of Turkey (BRSA).

              Form on Announcement of special situations regarding decisions taken at the Company's General Assembly Meeting on April 18, 2003.

              Form on Announcement of special situations regarding letter dated February 25, 2003 by the Savings Deposit Insurance Fund (SDIF) of Banking Regulation and Supervision Agency of Turkey (BRSA).

              Form on Announcement of special situations regarding contemplated capital increase on April 30, 2003.

              Press release titled 'Turkcell announces the payment of frequency usage fees' dated April 30, 2003.

              Form on Announcement of special situations regarding May 12, 2003 assertions by press agencies that Turkcell offered cooperations with Aycell.

              Form on Announcement of special situations regarding June 2, 2003 assertions by press agencies that Microsoft is interested in the Shares owned by Sonera at Turkcell.

              Press release titled 'Turkcell announces the launch of Mobile Payment' dated April 24, 2003.

              Press release titled 'Turkcell launches Mobile Interaction Platform for M-Marketing' dated June 5, 2003.

              Press release titled 'Turkcell provides update on National Roaming' dated June 9, 2003

OZEL DURUM ACIKLAMA FORMU


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza
Mesrutiyet Cad. No:153
Tepebasi 80050 Istanbul

Tel:  313 1000
Fax:  292 5390


Konu: Sermaye Piyasasi Kurulu'nun Seri VIII, No: 19 sayili Tebligi uyarinca yapilan aciklamadir.


                       Sermaye Piyasasi Kurulu Baskanligi

                                                 ANKARA
                                                 ------


Aciklanacak Ozel Durumlar:
-------------------------

With the letter dated February 25, 2003 by the Savings Deposit Insurance Fund
(SDIF) of Banking Regulation and Supervision Agency of Turkey (BRSA), the Turkcell shares owned by Pamukbank T.A.S. and Pamukbank Factoring A.S. with the ratios of 0.51% and 0.06% respectively, were transferred to SDIF. This time with the letter dated April 17, 2003 by SDIF, the total of 0.57% shares transferred to SDIF are asked to be transferred to Cukurova Holding A.S.. Turkcell will take necessary steps to realize the transfer of shares.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                        TURKCELL ILETISIM HIZMETLERI A.S.



                        Koray Ozturkler         Elif Ates
                        Investor Relations      Legal Counsel
                        18.04.2003, 09:00       18.04.2003, 09:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                      ANKARA
                                      ------


Special Subjects:
----------------


The following decisions were taken at the Company's General Assembly Meeting for the year 2002 held on April 18, 2003:


    1. Hamit Sedat Eratalar and Ibrahim Alpay Demirtas are elected as statutory auditors for 1 year period.

    2. As per the Capital Markets Board of Turkey's regulation article 14 regarding the independent external auditors, KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S. as selected by the Board of Directors has been approved as the independent external auditor for 1 year period.

    3. Due to no residual profit after the reduction of past years's loss carry forwards from 2002 year end net profit, no dividend distribution to shareholders was decided.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                        TURKCELL ILETISIM HIZMETLERI A.S.


                        Koray Ozturkler       Ekrem Tokay
                        Investor Relations    Chief Financial Officer
                        18.04.2003, 18:00     18.04.2003, 18:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                      ANKARA
                                      ------


Special Subjects:
-----------------

With the letter dated February 25, 2003 by the Savings Deposit Insurance Fund
(SDIF) of Banking Regulation and Supervision Agency of Turkey (BRSA), the Turkcell shares owned by Pamukbank T.A.S. and Pamukbank Factoring A.S. with the ratios of 0.51% and 0.06% respectively, were transferred to SDIF.

With the letter dated April 17, 2003 by the Savings Deposit Insurance Fund
(SDIF) of Banking Regulation and Supervision Agency of Turkey (BRSA), the total of 0.57% Turkcell shares owned by SDIF were transferred to Cukurova Holding A.S.. This time with its letter dated April 24, 2003 by SDIF, SDIF requested to establish pledge over these shares. Turkcell will take necessary steps.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                        TURKCELL ILETISIM HIZMETLERI A.S.



                   Serkan Okandan                    Ekrem Tokay
                   Financial Reporting and Control   Chief Financial Officer
                   24.04.2003, 16:00                 24.04.2003, 16:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                      ANKARA
                                      ------


Special Subjects:
----------------



On April 30, 2003, the Board of Directors of Turkcell has unanimously resolved to participate to the contemplated capital increase of Turktell Bilisim Servisleri A.S., of which Turkcell holds 100% stake, in an amount of Turkish Lira 20.000.000.000.000.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                        TURKCELL ILETISIM HIZMETLERI A.S.




                        Koray Ozturkler         Ekrem Tokay
                        Investor Relations      Chief Financial Officer
                        30.04.2003, 17:00       30.04.2003, 17:00

[TURKCELL LOGO OMITTED]

                                                           FOR IMMEDIATE RELEASE



             TURKCELL ANNOUNCES THE PAYMENT OF FREQUENCY USAGE FEES

Istanbul, Turkey, April 30, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced an update on a dispute with the Telecommunications Authority (the "Authority").

In January 2002, Turkcell applied to the Authority requesting it to review the protocol obligating Turkcell to collect frequency usage fees from its subscribers on the grounds that it was impossible to collect these fees from prepaid subscribers. Upon the request of the Authority in February 2002 to pay the frequency usage fees, Turkcell filed a lawsuit against the Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers. In July 2002, the court decided in favor of Turkcell. However, the Authority appealed the decision and the Supreme Court accepted the Authority's appeal and annulled the decision of the lower court. Turkcell had not made reserves in its financials for the fees of 2002 and 2003 due to the favorable decision gained previously.

Turkcell today received a payment order for the annual frequency usage fee of TL86.6 trillion (US$54.9 million, as of today), in principal and interest, for the year 2003. Turkcell will make the payment in seven days, however it will provide US$14.7 million provision for principal and accrued interest in the first quarter of 2003. The remaining balance of the 2003 annual frequency usage fee will be expensed in three equal quarterly installments during the rest of the year.

Turkcell will not pay the fees for 2002, but it will restate its year-end 2002 financial statements by charging TL52.3 trillion (US$33.0 million) in principal and TL36.6 trillion (US$23.1 million) of interest. Additionally, accrued interest of TL10.9 trillion (US$6.6 million) for the unpaid principal amount will be expensed in the first quarter of 2003.

The legal process regarding the dispute is ongoing.

                              www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 15.7 million postpaid and prepaid customers as of Dec 31, 2002. Turkcell had revenues of US$ 1,973.9 million as of Dec 31, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:

--------------------------------------------------------------------------------
Contact:

Turkcell Investors:                       Citigate Dewe Rogerson
Koray Ozturkler, Investor Relations       Europe:
Tel: +90-212/313-1500                     Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr    Tel: +44-20/7282-2934
or                                        Email: kate.delahunty@citigatedr.co.uk
Mehmet Sezgin, Investor Relations         Oskar.yasar@citigatedr.co.uk
Tel: + 90-212/313-1290                    or
Email: mehmet.sezgin@turkcell.com.tr      United States:
investor.relations@turkcell.com.tr        Victoria Hofstad/Jessica Wolpert
                                          Tel: +1-212/840-0008
Media:                                    Email: victoria.hofstad@citigatefi.com
Zuhal Seker, Corporate Communications     jessica.wolpert@citigatefi.com
Tel: + 90-212/313-2330
Email: zuhal.seker@turkcell.com.tr
or
Okan Karagoz, Corporate Communications
Tel: + 90-212/313-2314
Email: okan.karagoz@turkcell.com.tr

--------------------------------------------------------------------------------

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                      ANKARA
                                      ------

Special Subjects:
----------------

On May 12, 2003, it was asserted by various press agencies that Turkcell offered cooperations with Aycell. There have been news on several news press agencies about the possible restructuring and possible consolidation in the Turkish Telecommunication market. As the leading GSM operator in the Turkish market, it possible that Turkcell may take role in the restructuring of the market by taking into consideration the benefits for the Company itself and the market. With this concern Turkcell has shared views with related parties. In case of any further developments Turkcell will make necessary announcements as per the Capital Markets Boards regulations.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

                        TURKCELL ILETISIM HIZMETLERI A.S.

                        Koray Ozturkler      Ekrem Tokay
                        Investor Relations   Chief Financial Officer
                        12.05.2003, 12:30    12.05.2003, 12:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                      ANKARA
                                      ------

Special Subjects:
-----------------

On June 2, 2003 it was asserted by various press agencies that Microsoft is interested in the shares owned by Sonera at Turkcell. Turkcell has not been informed of such event by Sonera.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                        TURKCELL ILETISIM HIZMETLERI A.S.




                        Koray Ozturkler       Ekrem Tokay
                        Investor Relations    Chief Financial Officer
                        02.06.2003, 14:00     02.06.2003, 14:00

[TURKCELL LOGO OMITTED]

                                                           FOR IMMEDIATE RELEASE


                TURKCELL ANNOUNCES THE LAUNCH OF MOBILE PAYMENT


Istanbul, Turkey, April 24, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced the commercial launch of Mobile Payment in Turkey, making Turkcell among the first European mobile operators to make mobile payment services commercially available.

Turkcell will initiate Mobile Payment in cooperation with Yapi Kredi Bank, one of Turkey's leading banks, and shopping points such as selected fast food chains, mobile phone dealers, florists and internet sites. It also plans to expand the mobile payment service to additional banks and shopping points in the near future.

Turkcell subscribers who own a valid Yapi Kredi Bank credit card will be able to make secure payments via their mobile phones at selected shopping points. To make mobile payments, Turkcell subscribers will send a string of encrypted code via USSD, including the code of the bank, the point of sale and the product to make a payment. Subscribers will receive a secure confirmation code, which will be entered into the system of the merchant to complete the payment. The payment will be charged to the predefined credit card.

The launch of Mobile Payment marks a milestone in Turkcell's commitment to serve its customers and to promote mobile services that advance phone use beyond voice communications. Turkcell will initially be the carrier for mobile payments and will only charge for the SMS used for the payment. Turkcell plans to create new business models for Mobile Payment as the market becomes familiar with the mobile payment and there is increased demand.

Data revenues, including SMS, comprise approximately 10% of Turkcell revenues as of the end of 2002.

Commenting on this new development for Turkcell and its subscribers, Tulin Karabuk, Head of Marketing and Sales of Turkcell, said, "The launch of mobile payment services is an important step for Turkcell. We have always been committed to advancing mobile technology by developing services that highlight the wide ranging benefits of mobility for our customers. This initiative is proof that in Europe, Turkcell is at the forefront of introducing new solutions our customers want and that help make Turkey an important market for advanced mobile services."

                              www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 15.7 million postpaid and prepaid customers as of Dec 31, 2002. Turkcell had revenues of US$ 1,973.9 million and adjusted EBITDA of US$703.8 million as of Dec 31, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:

--------------------------------------------------------------------------------
Contact:

Turkcell Investors:                       Citigate Dewe Rogerson
Koray Ozturkler, Investor Relations       Europe:
Tel: +90-212/313-1500                     Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr    Tel: +44-20/7282-2934
or                                        Email: kate.delahunty@citigatedr.co.uk
Mehmet Sezgin, Investor Relations         Oskar.yasar@citigatedr.co.uk
Tel: + 90-212/313-1290                    or
Email: mehmet.sezgin@turkcell.com.tr      United States:
investor.relations@turkcell.com.tr        Victoria Hofstad/Jessica Wolpert
                                          Tel: +1-212/840-0008
Media:                                    Email: victoria.hofstad@citigatefi.com
Zuhal Seker, Corporate Communications     jessica.wolpert@citigatefi.com
Tel: + 90-212/313-2330
Email: zuhal.seker@turkcell.com.tr
or
Okan Karagoz, Corporate Communications
Tel: + 90-212/313-2314
Email: okan.karagoz@turkcell.com.tr

--------------------------------------------------------------------------------

[TURKCELL LOGO OMITTED]


                                                           FOR IMMEDIATE RELEASE

                 TURKCELL LAUNCHES MOBILE INTERACTION PLATFORM
                                FOR M-MARKETING


Istanbul, Turkey, June 5, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced the commercial launch of Shubuo, its new multifunctional mobile service platform. Shubuo will provide Turkcell's customers with access to quality content while creating a new medium for consumer brands to promote their goods and services.

Under the Shubuo brand, Turkcell will allow its customers to choose from several service packages each entering to different interest areas including news, finance, football, flirt, city life and music. Customers will be in a position to chose from these services according to their interests and buy individual packages for a monthly fee. As a result, they will receive a fixed number of text messages containing information on the subject they choose and will be able to utilize content-rich and personalized mobile Internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc. They will also be able to access various types of information through their mobile phones once their Shubuo subscription is effective. Moreover, Shubuo will allow consumer brands to promote goods and services to its subscribers according to their interest areas, allowing Shubuo subscribers to enjoy discounts and other benefits.

Turkcell aims to achieve two goals with the launch of Shubuo. First, customer subscription to different service packages will allow Turkcell to assess interest areas of its customer base and create sub-communities based on this information. Turkcell can then offer further customized services to these groups, in line with their areas of interest. This will serve to enhance customer loyalty by increasing the sense of belonging to a particular social group among Turkcell customers. Second, Shubuo will provide consumer brands a medium through which to reach their target market with a higher rate of accuracy.

Commenting on this new development for Turkcell and its subscribers, Tulin Karabuk, Head of Marketing and Sales of Turkcell, said, "The launch of Shubuo is another example of Turkcell's continuous efforts to create value through the use of mobile technology in Turkey. We compete on innovation and differentiation of our services, rather than price, to create value in the mobile market and will continue our leading position in the market by providing customers with high quality, innovative services."

                              www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 16.3 million postpaid and prepaid customers as of Mar 31, 2003. Turkcell had revenues of US$
491.1 million as of Mar 31, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.

For further information please contact:

--------------------------------------------------------------------------------
Contact:

Turkcell Investors:                       Citigate Dewe Rogerson
Koray Ozturkler, Investor Relations       Europe:
Tel: +90-212/313-1500                     Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr    Tel: +44-20/7282-2934
or                                        Email: kate.delahunty@citigatedr.co.uk
Mehmet Sezgin, Investor Relations         Oskar.yasar@citigatedr.co.uk
Tel: + 90-212/313-1290                    or
Email: mehmet.sezgin@turkcell.com.tr      United States:
investor.relations@turkcell.com.tr        Victoria Hofstad/Jessica Wolpert
                                          Tel: +1-212/840-0008
Media:                                    Email: victoria.hofstad@citigatefi.com
Zuhal Seker, Corporate Communications     jessica.wolpert@citigatefi.com
Tel: + 90-212/313-2330
Email: zuhal.seker@turkcell.com.tr
or
Okan Karagoz, Corporate Communications
Tel: + 90-212/313-2314
Email: okan.karagoz@turkcell.com.tr

--------------------------------------------------------------------------------

[TURKCELL LOGO OMITTED]



                                                           FOR IMMEDIATE RELEASE



                  TURKCELL PROVIDES UPDATE ON NATIONAL ROAMING


Istanbul, Turkey, June 9, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, would like to provide the following update on the national roaming dispute.

The Competition Board ("Board") today informed Turkcell verbally, and also publicly announced its decision regarding the complaint of IS-TIM Telekomunikasyon Hizmetleri A.S. ("IS-TIM") in 2001 relating to their request for national roaming. The Board decided to impose a fine of TL 21.8 trillion (app. US$ 15 million) on the Company claiming that Turkcell violated the competition law by abusing its dominant position.

Turkcell believes that, based on court decisions confirming the Company's position, its approach to national roaming is correct and that the Board's ruling has no legal basis. Once Turkcell receives the Board's full decision, including the reasoning, it will initiate an action before the Highest Administrative Court in Turkey with the aim of canceling the Board's decision.

                              www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 16.3 million postpaid and prepaid customers as of Mar 31, 2003. Turkcell had revenues of US$
491.1 million as of Mar 31, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.




For further information please contact:

--------------------------------------------------------------------------------
Contact:

Turkcell Investors:                       Citigate Dewe Rogerson
Koray Ozturkler, Investor Relations       Europe:
Tel: +90-212/313-1500                     Kate Delahunty/Oskar Yasar
Email: koray.ozturkler@turkcell.com.tr    Tel: +44-20/7282-2934
or                                        Email: kate.delahunty@citigatedr.co.uk
Ferda Atabek, Investor Relations          Oskar.yasar@citigatedr.co.uk
Tel: + 90-212/313-1290                    or
Email: ferda.atabek@turkcell.com.tr       United States:
investor.relations@turkcell.com.tr        Victoria Hofstad/Jessica Wolpert
                                          Tel: +1-212/840-0008
Media:                                    Email: victoria.hofstad@citigatefi.com
Zuhal Seker, Corporate Communications     jessica.wolpert@citigatefi.com
Tel: + 90-212/313-2330
Email: zuhal.seker@turkcell.com.tr
or
Okan Karagoz, Corporate Communications
Tel: + 90-212/313-2314
Email: okan.karagoz@turkcell.com.tr

--------------------------------------------------------------------------------

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       TURKCELL ILETISIM HIZMETLERI A.S.


Date:    June 11, 2003                 By:  /s/ MUZAFFER AKPINAR
                                          --------------------------------------
                                       Name:    Muzaffer Akpinar
                                       Title:   Chief Executive Officer